Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-169375
September 15, 2010
HARSCO CORPORATION
Pricing Term Sheet

Issuer:	Harsco Corporation

Title:	2.700% Senior Notes due 2015

Size:	US$250,000,000

Maturity:	October 15, 2015

Coupon:	2.700%

Price:	99.904% of face amount

Yield to maturity:	2.720%

Spread to Benchmark Treasury:	130 bps

Benchmark Treasury:	1.250% due August 31, 2015

Benchmark Treasury Price and Yield:	99-06, 1.420%

Interest Payment Dates:	April 15 and October 15, commencing on April 15, 2011

Underwriting discount:	0.600%

Net proceeds to Issuer (after deducting underwriting discounts but before deducting other offering expenses):	$248,260,000

Redemption Provisions:	At any time for an amount equal to the greater of par or make-whole at Treasury Rate plus 20 bps as set forth in the Preliminary Prospectus Supplement dated September 15, 2010.

Settlement:	September 20, 2010 (T+3)

Use of Proceeds:	To repay amounts outstanding under the Issuer’s U.S. and euro commercial paper programs and to repay the Issuer’s outstanding 7.25% British pound sterling-denominated notes and for other general corporate purposes.

CUSIP:	415864 AK3

ISIN:	US415864AK35

Long-term Debt Ratings:	Baa1/A-/A- (negative outlook/negative outlook/stable outlook)*

Joint Book-Running Managers:	Citigroup Global Markets Inc.
RBS Securities Inc.
Co-Managers:	ING Financial Markets LLC
Mitsubishi UFJ Securities (USA), Inc.
Mizuho Securities USA Inc.
Wells Fargo Securities, LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement, the prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and the accompanying prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at +1-877-858-5407 or calling RBS Securities Inc. toll-free at +1-866-884-2071.